METASTAT, INC.
27 DryDock Ave, 2nd Floor
Boston, MA 02210

July 17, 2015

Kate Maher, Esq. Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549

Re:	MetaStat, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed June 24, 2015
File No. 333-203361

Dear Ms. Maher:

On behalf of MetaStat, Inc., a Nevada corporation (the “Company”), we hereby provide a response to the comments issued in a letter dated July 8, 2015 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form S-1, as amended (the “Form S-1”). Contemporaneously with this submission, we have filed a further amended Registration Statement on Form S-1 (the “Amended Form S-1”) reflecting the responses of the Company below.  To facilitate the review by the Commission’s staff (the “Staff”) of the Amended Form S-1, we have responded, on behalf of the Company, to the comment set forth in the Staff’s Letter as follows:
Comment Number	Comment and Response

Certain Relationships and Related Transactions, and Director Independence, page 83

1.
Please address the first sentence of prior comment 1 as it applies to all of your disclosure in this section. For example, we note that the first two paragraphs of this section do not name the related person.

COMPANY RESPONSE:  We have removed the first paragraph under this section as such disclosure is not required pursuant to Item 404 of Regulation S-K as the transaction occurred prior to the beginning of the Company’s last fiscal year.  We have also removed the second paragraph under this section as such disclosure does not meet the transaction threshold dollar amount pursuant to Item 404 of Regulation S-K.

Selling Stockholders, page 84

2.
Please provide us support for your disclosure added in response to prior comment 2 that Alere Financial Partners LLC was a registered broker-dealer at the time it engaged in underwriting activities in connection with your securities offerings. In this regard, your disclosure that Alere is an LLC – a legal entity – appears to be inconsistent with your disclosure on page 3 that Alere is a division of Clancy Financial Services, Inc. Please advise.

COMPANY RESPONSE:  We have revised the disclosure in the Amended S-1 to indicate that Clancy Financial Services, Inc. acted as a placement agent in connection with the Company’s recent private placement and removed the references to Alere Financial Partners LLC as the previous disclosure mistakenly referred to Alere in this regard.

Thank you very much for your time and attention in connection with this filing. Should you have any questions concerning any of the foregoing, please contact David J. Levine, Esq., of Loeb & Loeb LLP, counsel to the Company, by telephone at (212) 407-4923.

Sincerely,

/s/ Douglas A. Hamilton
Douglas A. Hamilton, CEO